FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of February 24, 2016

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  Ö

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's
Press Release announcing Tenaris 2015 Fourth Quarter and Annual Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2016.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2015 Fourth Quarter and Annual Results

The financial and operational information contained in this press release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, February 24, 2016. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) ("Tenaris") today announced its results for the fourth quarter and year ended December 31, 2015 with comparison to its results for the fourth quarter and year ended December 31, 2014.

Summary of 2015 Fourth Quarter Results

(Comparison with third quarter of 2015 and fourth quarter of 2014)
	Q4 2015	Q3 2015		Q4 2014
Net sales ($ million)	1,420	1,559	(9%)	2,677	(47%)
Operating income (loss) ($ million)	24	(319)	108%	350	(93%)
Net income (loss) ($ million)	(45)	(356)	87%	246	(118%)
Shareholders' net income (loss) ($ million)	(47)	(355)	87%	247	(119%)
Earnings (losses) per ADS ($)	(0.08)	(0.60)	87%	0.42	(119%)
Earnings (losses) per share ($)	(0.04)	(0.30)	87%	0.21	(119%)
EBITDA* ($ million)	223	240	(7%)	712	(69%)
EBITDA margin (% of net sales)	15.7%	15.4%		26.6%
*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals). EBITDA includes severance charges of $34 million in Q4 2015 and $38 million in Q3 2015. If these charges were not included EBITDA would have been $257 million, 18.1% of sales in Q4 2015 and $278 million, 17.8% of sales in Q3 2015.

Sales continue to decline sequentially affected by the ongoing decline in drilling activity and the impact of the intense competitive environment on selling prices. Our EBITDA margin, however, remained stable sequentially as cost reductions continued. Net of restructuring charges, our EBITDA margin for the fourth quarter was down 8.5% year on year and, at 18%, remains at a competitive level. Net income was affected by non-cash deferred income tax charges resulting from currency depreciations in Argentina and losses on our share of investments in non-consolidated companies.

Operating cash flow amounted to $203 million in the fourth quarter of 2015. After a dividend payment of $177 million and capital expenditures of $307 million, our net cash position at the end of the year amounted to $1.8 billion.

Summary of 2015 Annual Results

	FY 2015	FY 2014	Increase/(Decrease)
Net sales ($ million)	7,101	10,338	(31%)
Operating income ($ million)	195	1,899	(90%)
Net income (loss) ($ million)	(74)	1,181	(106%)
Shareholders' net income (loss) ($ million)	(80)	1,159	(107%)
Earnings (losses) per ADS ($)	(0.14)	1.96	(107%)
Earnings (losses) per share ($)	(0.07)	0.98	(107%)
EBITDA* ($ million)	1,255	2,720	(54%)
EBITDA margin (% of net sales)	17.7%	26.3%
*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals). EBITDA includes severance charges of $177 million in 2015. If these charges were not included 2015 EBITDA would have been $1,432 million, 20.2% of sales.

In 2015, our net sales declined 31% compared to 2014, affected by adverse market conditions. Sales of Tubes were down 45% in North America and 21% in the rest of the world where they were supported by our positioning in Argentina and a good level of shipments to South American pipeline projects. EBITDA, which included restructuring costs of $177 million, declined 54% year on year to $1.3 billion in 2015, with the margin affected by lower absorption of fixed costs on lower sales. In our operating income, we recorded impairment charges of $400 million on the value of our welded pipe assets in the USA, reflecting the decline in oil prices, and their impact on drilling activity and the demand outlook for welded pipe products in the regions served by these facilities. Our net result was further affected by non-cash deferred income tax charges of $131 million resulting from currency depreciation in Argentina and Mexico and a net loss of $40 million on our share of the earnings of non-consolidated companies. Net loss attributable to owners of the parent during 2015 was $80 million.

Cash flow from operations amounted to $2.2 billion for the year. After capital expenditure of $1.1 billion and dividend payments of $531 million, we had a net cash position (cash, other current investments and fixed income investments held to maturity less total borrowings) of $1.8 billion at December 31, 2015, compared with $1.3 billion at December 31, 2014.

Annual Dividend Proposal

The board of directors proposes, for the approval of the annual general shareholders' meeting to be held on May 4, 2016, the payment of an annual dividend of $0.45 per share ($0.90 per ADS), or approximately $531 million, which includes the interim dividend of $0.15 per share ($0.30 per ADS), or approximately $177 million, paid in November, 2015. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354 million will be paid on May 25, 2016, with an ex-dividend date on May 23, 2016 and record date on May 24, 2016.

Market Background and Outlook

As we enter 2016, oil and gas prices have fallen further and are now reaching levels which, in some areas, are close to or even below operating costs. At these levels, oil and gas companies are cutting back further on their investment plans, with a second successive year of substantial capital expenditure reductions expected in North America and the rest of the world. Drilling activity continues to decline and the US rig count has reached levels below those seen in previous downturns.

Global demand for OCTG will decline further in 2016, particularly in the United States and Canada where substantial activity reductions are expected and inventories remain high in relation to the level of consumption. In the rest of the world, demand in the Middle East will benefit from the end of last year's inventory reductions but in many other regions it will be affected by further declines in activity and inventory reductions. Absent a significant improvement in market conditions during the year, we expect global OCTG demand in 2016 to fall around 20% over the level of 2015.

Our sales in 2016 will be further affected by lower selling prices reflecting the intense competitive environment and lower shipments for South American pipeline projects.  We will continue to adjust our operations in these unfavorable conditions, reducing costs and strengthening our market position in preparation for an eventual recovery. Despite the adverse market conditions we expect to maintain our EBITDA margin around the level of the fourth quarter.

Analysis of 2015 Fourth Quarter Results

Tubes Sales volume (thousand metric tons)	Q4 2015	Q3 2015		Q4 2014
Seamless	440	439	0%	745	(41%)
Welded	145	160	(9%)	239	(39%)
Total	585	599	(2%)	984	(41%)

Tubes	Q4 2015	Q3 2015		Q4 2014
(Net sales - $ million)
North America	487	502	(3%)	1,294	(62%)
South America	440	465	(5%)	483	(9%)
Europe	119	150	(21%)	213	(44%)
Middle East & Africa	199	229	(13%)	392	(49%)
Far East & Oceania	47	47	0%	115	(59%)
Total net sales ($ million)	1,292	1,393	(7%)	2,497	(48%)
Operating income (loss) ($ million) †	5	(337)	101%	350	(99%)
Operating income (loss) (% of sales)	0.4%	(24.1%)		14.0%
†Tubes Operating  income includes severance charges of $28 million in Q4 2015 and $36 million in Q3 2015. Additionally in Q3 2015 includes a goodwill impairment charge of $400 million on our North American business.

Net sales of tubular products and services declined 48% year on year and 7% sequentially. The decline in sales reflects the continued decine in drilling activity and inventory adjustments, which put pressure on the price for our products. Sequentially, sales declined in North America, due to lower sales in Mexico and the Gulf of Mexico, partially offset by a seasonal increase in Canada. In South America the decline was mainly attributed to lower sales in Argentina. In Europe sales declined due to lower OCTG sales, mainly to Norway and Romania. In the Middle East and Africa, the decline was mainly due to a decline of sales in North Africa following a concentration of shipments in the previous quarter. In the Far East and Oceania, sales remained stable as there was a marginal recovery of shipments to Indonesia.

Operating income from tubular products and services decreased 99% year on year and recovered from the previous quarter loss when results included a goodwill impairment charge of $400 million on our North American business. Tubes EBITDA, which excludes impairments, amounted to $199 million in the current quarter compared to $218 million in the previous quarter and $706 million in the fourth quarter of 2014. The 9% sequential decline in Tubes EBITDA is mainly due to sales declines mostly attributed to price reductions. Tubes EBITDA margin declined slightly sequentially as the decline in prices was partially offset by costs of raw material, depreciation of currencies against the U.S. dollar and better efficiency at the mills.

Others	Q4 2015	Q3 2015		Q4 2014
Net sales ($ million)	128	166	(23%)	180	(29%)
Operating income ($ million)	19	17	10%	1	3,094%
Operating income (% of sales)	14.9%	10.4%		0.3%

Net sales of other products and services decreased 29% year on year and 23% sequentially. The sequential decline is mainly due to lower sales of energy related products, sucker rods and coiled tubing, while when compared to the fourth quarter of 2014, the main decline is on the industrial equipment business in Brazil. Despite the sequential decline in sales, operating income increased mainly reflecting an improved operating performance and margins at our industrial equipment business in Brazil.

Selling, general and administrative expenses, or SG&A, amounted to $369 million, 26.0% of net sales in the fourth quarter of 2015, compared to $382 million, 24.5% in the previous quarter and $477 million, 17.8% in the fourth quarter of 2014. Sequentially SG&A declined 3% mainly due to lower labor costs, partially offset by an increase in amortizations of $31 million, from the acceleration of the amortization of customer relationships at our welded pipe Canadian operations. Year on year, despite a 23% reduction in expenses, SG&A increased as a percentage of sales mainly due to the effect of fixed and semi fixed costs on lower sales (e.g., depreciation and amortization and others).

Other operating income (expense) amounted to a loss of $3 million in the fourth quarter of 2015, compared to a loss of of $401 million in the previous quarter and a loss of $190 million in the fourth quarter of 2014. Losses in the previous quarters are associated to asset impairment charges.

Financial results amounted to a gain of $19 million in the fourth quarter of 2015, compared to a gain of $5 million in the previous quarter and a loss of $6 million in the fourth quarter of 2014.

Equity in (losses) earnings of non-consolidated companies generated a loss of $46 million in the fourth quarter of 2015, compared to loss of $5 million in the previous quarter and a gain of $29 million in the same period of 2014. Fourth quarter 2015 includes an impairment of $29 million on our direct investment in Usiminas. Apart from the Usiminas impairment result, these results were mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax charges totalled $42 million in the fourth quarter of 2015, primarily reflecting the Argentine peso devaluation on the tax base for deferred tax calculation.

Cash Flow and Liquidity of 2015 Fourth Quarter

Net cash provided by operations during the fourth quarter of 2015 was $203 million, compared to $586 million in the previous quarter and $206 million in the fourth quarter of 2014. Working capital decreased by $24 million during the fourth quarter of 2015.

Capital expenditures amounted to $307 million for the fourth quarter of 2015, compared to $301 million in the previous quarter and $375 million in the fourth quarter of 2014.

During the quarter, our net cash position (cash, other current investments and fixed income investments held to maturity less total borrowings) declined by $268 million to $1.8 billion at the end of the quarter, following the payment of an interim dividend of $177 million in November 2015.

Analysis of 2015 Annual Results

Tubes sales volume (thousand metric tons)	FY 2015	FY 2014	Increase/(Decrease)
Seamless	2,028	2,790	(27%)
Welded	605	885	(32%)
Total	2,633	3,675	(28%)

Tubes	FY 2015	FY 2014	Increase/(Decrease)
Net sales ($ million)
- North America	2,538	4,609	(45%)
- South America	1,858	1,823	2%
- Europe	695	924	(25%)
- Middle East & Africa	1,082	1,817	(40%)
- Far East & Oceania	272	408	(33%)
Total net sales	6,444	9,582	(33%)
Operating income ($ million) †	138	1,866	(93%)
Operating income (% of sales)	2.1%	19.5%
†Tubes operating income includes severance charges of $164 million in 2015. Additionally Operating income in 2015 includes an impairment charge of $400 million on our welded pipe operations in the United States and in 2014 it includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada.

Net sales of tubular products and services decreased 33% to $6,444 million in 2015, compared to $9,582 million in 2014, reflecting a 28% decline in volumes and a 6% decrease in average selling prices. Sales were negatively affected by the adjustment in oil and gas drilling activity in response to the collapse in oil and gas prices and inventory adjustments taking place particularly in the Middle East and Africa and in the United States. We estimate that demand for OCTG products in 2015 declined 36% when compared to 2014. In North America, sales decreased 45%, mainly due to lower sales in the the US onshore and Canada reflecting a decline in average drilling activity and pricing pressures due to inventory adjustments. In South America, sales remained stable as higher sales of pipeline products in Brazil and Argentina were offset by lower shipments of OCTG products in the region. In Europe, sales decreased mainly due to a lower level of sales of OCTG and line pipe products in continental Europe. In the Middle East and Africa, sales decreased mainly due to lower sales in the Middle East reflecting OCTG destocking and lower sales to offshore projects in sub-Saharan Africa. In the Far East and Oceania, sales decreased due to lower activity in the region.

Operating income from tubular products and services, decreased 93% to $138 million in 2015, from $1,866 million in 2014. Operating income in 2015 includes an impairment charge of $400 million on our welded pipe operations in the United States, while in 2014 it includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada. Additionally, in 2015 we had severance costs in the Tubes segment, to adjust the workforce to current market conditions, which amounted to $164 million. Excluding these non-recurring events, Tubes operating income declined 66%, as it was negatively affected by a decline in sales of 33% and a decline in operating margins of 10 percentage points, mostly due to industrial inefficiencies associated with low levels of capacity utilization.

Others	FY 2015	FY 2014	Increase/(Decrease)
Net sales ($ million)	657	756	(13%)
Operating income ($ million)	58	33	74%
Operating income (% of sales)	8.8%	4.4%

Net sales of other products and services decreased 13% to $657 million in 2015, compared to $756 million in 2014, mainly due to lower sales of energy related products, e.g., sucker rods and coiled tubing.

Operating income from other products and services, increased 74% to $58 million in 2015, from $33 million in 2014, mainly reflecting an improved operating performance and margins at our industrial equipment business in Brazil.

Selling, general and administrative expenses, or SG&A, decreased by $ 340 million (17%) in 2015 from $1,964 million in 2014 to $1,624 million in 2015. However, SG&A expenses increased as a percentage of net sales to 22.9% in 2015 compared to 19.0% in 2014, mainly due to the effect of fixed and semi fixed expenses on lower sales (e.g., depreciation and amortization and labor costs).

Other operating income and expenses resulted in losses of $396 million in 2015, compared to losses of $188 million in 2014, mainly due to asset impairment charges amounting to $400 million in 2015 and $206 million in 2014. These impairment charges mainly reflect the decline in oil prices, and its impact on drilling activity and therefore on the expected demand for OCTG products, particularly on our welded pipe operations in the United States, Colombia and Canada.

Financial results amounted to a gain of $14 million in 2015, compared to a gain of $33 million in 2014.

Equity in (losses) earnings of non-consolidated companies generated a loss of $40 million in 2015, compared to a loss of $165 million in 2014. During 2015 we recorded an impairment charge of $29 million on our direct investment in Usiminas, while during 2014 we recorded an impairment charge of $161 million related to our direct investment in Usiminas. Apart from the impairment result, these results were mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax charges totalled $245 million in 2015, including a deferred tax charge of $152 million on the effect of currency translation on tax base.

Net loss for the year amounted to $74 million in 2015, compared to a gain of $1,181 million in 2014. The decline in net income mainly reflects a challenging operating environment affected by lower shipments and prices, inefficiencies associated with low utilization of production capacity, severance costs to adjust the workforce to current market conditions, impairments and a high deferred-tax charge affected by the effect of currency translation on tax base.

Income attributable to non-controlling interest was $6 million in 2015, compared to $23 million in 2014. These results are mainly attributable to NKKTubes, our Japanese subsidiary.

Cash Flow and Liquidity of 2015

Net cash provided by operations during 2015 was $2.2 billion, compared to $2.0 billion during 2014 (includes working capital reductions of $1.4 billion in 2015 and an increase of $72 million in 2014). Capital expenditures amounted to $1.1 billion, both in 2015 and 2014. Dividends paid were equal during 2015 and 2014 amounting to $531 million each year. During 2015, our net cash position increased from $1.3 billion at the beginning of the year to $1.8 billion at December 31, 2015.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on February 25, 2016, at 09:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 877 730.0732 within North America or +1 530 379.4676 Internationally. The access number is "44465809". Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 12:00 pm ET on February 25 through 11:59 pm on March 3. To access the replay by phone, please dial +1 855 859.2056 or +1 404 537.3406 and enter passcode "44465809" when prompted.

Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Year ended December 31,
	2015	2014	2015	2014
Continuing operations
Net sales	1,419,926	2,676,505	7,100,753	10,337,962
Cost of sales	(1,023,470)	(1,659,373)	(4,885,078)	(6,287,460)
Gross profit	396,456	1,017,132	2,215,675	4,050,502
Selling, general and administrative expenses	(368,966)	(476,752)	(1,624,275)	(1,963,952)
Other operating income (expenses) net	(3,098)	(190,222)	(395,972)	(187,734)
Operating income	24,392	350,158	195,428	1,898,816
Finance Income	8,935	4,072	34,574	38,211
Finance Cost	(2,717)	(7,888)	(23,058)	(44,388)
Other financial results	12,928	(2,545)	2,694	39,214
Income before equity in earnings of non-consolidated companies and income tax	43,538	343,797	209,638	1,931,853
Equity in earnings (losses) of non-consolidated companies	(46,367)	28,608	(39,558)	(164,616)
(Loss) Income before income tax	(2,829)	372,405	170,080	1,767,237
Income tax	(42,195)	(126,163)	(244,505)	(586,061)
(Loss) Income for the year	(45,024)	246,242	(74,425)	1,181,176

Attributable to:
Owners of the parent	(46,654)	246,918	(80,162)	1,158,517
Non-controlling interests	1,630	(676)	5,737	22,659
	(45,024)	246,242	(74,425)	1,181,176

Consolidated Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At December 31, 2015		At December 31, 2014

ASSETS
Non-current assets
Property, plant and equipment, net	5,672,258		5,159,557
Intangible assets, net	2,143,452		2,757,630
Investments in non-consolidated companies	490,645		643,630
Available for sale assets	21,572		21,572
Other investments	394,746		1,539
Deferred tax assets	200,706		268,252
Receivables	220,564	9,143,943	262,176	9,114,356
Current assets
Inventories	1,843,467		2,779,869
Receivables and prepayments	148,846		267,631
Current tax assets	188,180		129,404
Trade receivables	1,135,129		1,963,394
Other investments	2,140,862		1,838,379
Cash and cash equivalents	286,547	5,743,031	417,645	7,396,322
Total assets		14,886,974		16,510,678
EQUITY
Capital and reserves attributable to owners of the parent		11,713,344		12,654,114
Non-controlling interests		152,712		152,200
Total equity		11,866,056		12,806,314
LIABILITIES
Non-current liabilities
Borrowings	223,221		30,833
Deferred tax liabilities	750,325		714,123
Other liabilities	231,176		285,865
Provisions	61,421	1,266,143	70,714	1,101,535
Current liabilities
Borrowings	748,295		968,407
Current tax liabilities	136,018		352,353
Other liabilities	222,842		296,277
Provisions	8,995		20,380
Customer advances	134,780		133,609
Trade payables	503,845	1,754,775	831,803	2,602,829
Total liabilities		3,020,918		3,704,364
Total equity and liabilities		14,886,974		16,510,678

Consolidated Statement of Cash Flows
	Three-month period ended December 31,		Year ended December 31,
(all amounts in thousands of U.S. dollars)	2015	2014	2015	2014

Cash flows from operating activities
(Loss) income for the year	(45,024)	246,242	(74,425)	1,181,176
Adjustments for:
Depreciation and amortization	198,362	156,371	658,778	615,629
Impairment charge	-	205,849	400,314	205,849
Income tax accruals less payments	20,922	916	(91,080)	79,062
Equity in (earnings) losses of non-consolidated companies	46,367	(28,607)	39,558	164,616
Interest accruals less payments, net	(4,978)	(5,987)	(1,975)	(37,192)
Changes in provisions	(4,813)	(10,407)	(20,678)	(4,982)
Changes in working capital	23,879	(340,049)	1,373,985	(72,066)
Other, including currency translation adjustment	(32,026)	(18,036)	(69,473)	(88,025)
Net cash provided by operating activities	202,689	206,292	2,215,004	2,044,067

Cash flows from investing activities
Capital expenditures	(307,437)	(375,006)	(1,131,519)	(1,089,373)
Advance to suppliers of property, plant and equipment	26,145	(12,738)	49,461	(63,390)
Investment in non-consolidated companies	(4,400)	-	(4,400)	(1,380)
Acquisition of subsidiaries	-	(903)	-	(28,060)
Net loan to non-consolidated companies	(5,651)	(10,725)	(22,322)	(21,450)
Proceeds from disposal of property, plant and equipment and intangible assets	7,196	2,933	10,090	11,156
Dividends received from non-consolidated companies	-	306	20,674	17,735
Changes in investments in securities	84,479	321,549	(695,566)	(611,049)
Net cash provided by (used in) investing activities	(199,668)	(74,584)	(1,773,582)	(1,785,811)

Cash flows from financing activities
Dividends paid	(177,081)	(177,081)	(531,242)	(531,242)
Dividends paid to non-controlling interest in subsidiaries	(2,950)	(50)	(2,950)	(48,339)
Acquisitions of non-controlling interests	(191)	(5)	(1,068)	(145)
Proceeds from borrowings	609,385	958,625	2,064,218	3,046,837
Repayments of borrowings	(627,189)	(1,072,836)	(2,063,992)	(2,890,717)
Net cash used in financing activities	(198,026)	(291,347)	(535,034)	(423,606)

Decrease in cash and cash equivalents	(195,005)	(159,639)	(93,612)	(165,350)
Movement in cash and cash equivalents
At the beginning of the year	496,472	583,183	416,445	598,145
Effect of exchange rate changes	(15,269)	(7,099)	(36,635)	(16,350)
Decrease in cash and cash equivalents	(195,005)	(159,639)	(93,612)	(165,350)
At December 31,	286,198	416,445	286,198	416,445

	At December 31,		At December 31,
Cash and cash equivalents	2015	2014	2015	2014
Cash and bank deposits	286,547	417,645	286,547	417,645
Bank overdrafts	(349)	(1,200)	(349)	(1,200)
	286,198	416,445	286,198	416,445